Exhibit (a)(5)

Form of Letter to Offer Participants

March 10, 2004

RE:     STOCK OPTION PURCHASE

Dear             ,

On behalf of JPS Industries, Inc. (the “Company”), I am writing to provide you with the results of the Company’s recent offer to purchase certain outstanding options granted under the JPS Industries, Inc. 1997 Incentive and Capital Accumulation Plan, as amended. This offer was consummated pursuant to the terms and conditions of the Company’s Offer to Purchase, dated February 5, 2004 and the related letter of transmittal, each as amended, filed with the SEC (collectively, the “Offer”).

The Offer expired at 5:00 p.m., Eastern Time, on March 5, 2004. Promptly following the expiration of the Offer and pursuant to the terms and conditions of the Offer, the Company accepted options to purchase an aggregate of 154,831 shares of JPS common stock. All eligible options that were properly tendered and not validly withdrawn were accepted by the Company.

Enclosed is a check in the amount of $            , representing full and complete payment resulting from our acceptance of the options that you validly tendered, and did not validly withdraw, in the Offer. As required, applicable Federal, state, FICA and Medicare taxes have been withheld. Please review your withholding to determine that the amount withheld is adequate, given your other income. The total payment and withholdings will be reflected in the next pay stub that accompanies your regular pay.

The calculation is based on your holding the following options:

Option Price	Number	Payment
$2.93		$
$4.38
$4.83

Total

Withholding-
Federal
State
FICA
Medicare

Total Withholding

Check Amount		$

If you should have any questions please do not hesitate to contact me.

Very truly yours,

Wm. Ellis Jackson

Treasurer

Enclosure